CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	December 31
	2006	2005
	(unaudited)
Assets

Current assets
Cash and equivalents	$3,657,167	$4,590,284
Amounts receivable (note 3)	135,711	219,875
Due from related parties (note 7)	194,449	233,205
Prepaid expenses	117,215	116,069
	4,104,542	5,159,433

Equipment (note 4)	161,291	174,163
Mineral property interests (note 5)	8,492,797	8,502,000

Total assets	$12,758,630	$13,835,596

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$274,426	$378,997

Shareholders' equity
Share capital (note 6)	50,207,363	50,207,363
Contributed surplus (note 6(c))	4,862,016	4,824,697
Deficit	(42,585,175)	(41,575,461)
	12,484,204	13,456,599

Nature of operations (note 1)

Total liabilities and shareholders equity	$12,758,630	$13,835,596

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Popo Molefe

Tumelo M. Motsisi	Popo Molefe
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months
	ended	ended
	March 31	March 31
	2006	2005

Expenses
Accounting, audit and legal	$166,812	$130,257
Conference and travel	87,663	222,211
Consulting	52,553	316,058
Exploration (see schedule of exploration expenses)	91,994	2,381,448
Foreign exchange loss	9,401	98,720
Interest expense (income)	(27,646)	(45,162)
Office and administration	70,687	173,789
Salaries and benefits	375,394	359,523
Stock-based compensation - office and administration (note 6(c))	12,967	(3,760)
Stock-based compensation - exploration (note 6(c))	24,352	(6,335)
Shareholders communications	61,421	76,445
Trust and filing	84,116	75,970
Loss for the period	$1,009,714	$3,779,164

Basic and diluted loss per share	$0.01	$0.03

Weighted average number of common shares outstanding	148,220,407	148,020,407

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months	Three months
	ended	ended
	March 31	March 31
	2006	2005
Deficit, beginning of period	$(41,575,461)	$(29,271,660)
Loss for the period	(1,009,714)	(3,779,164)
Deficit, end of the period	$(42,585,175)	$(33,050,824)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months
	ended	ended
	March 31	March 31
	2006	2005

Operating activities
Loss for the period	$(1,009,714)	$(3,779,164)
Items not involving cash
Amortization included in exploration expenses	12,872	12,682
Stock-based compensation (note 6(c))	37,319	(10,095)
Equity loss on Ga-Phasha project	9,203	–
Changes in non-cash operating working capital
Amounts receivable	84,164	274,832
Amounts due to and from related parties	38,756	–
Prepaid expenses	(1,146)	37,597
Accounts payable and accrued liabilities	(104,571)	132,958
Cash and equivalents used in operating activities	(933,117)	(3,331,190)

Investing activities
Purchase of equipment	–	(5,830)
Cash and equivalents used in investing activities	–	(5,830)

Increase (decrease) in cash and equivalents	(933,117)	(3,337,020)
Cash and equivalents, beginning of period	4,590,284	14,945,355
Cash and equivalents, end of period	$3,657,167	$11,608,335

Supplementary information
Interest paid	$13,965	$29,104
Interest received	$(41,611)	$(74,266)
Taxes paid	$–	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months
Republic of South Africa	ended	ended
	March 31	March 31
	2006	2005

Northern Limb of the Bushveld Complex
Amortization	$12,872	$12,682
Assays and analysis	1,851	358,540
Drilling	–	1,279,365
Engineering	23,271	185,353
Environmental and socioeconomic	–	20,882
Geological and consulting	28,964	333,066
Graphics	354	1,062
Property fees and assessments	(16,941)	(9,013)
Property option payments	32,548	31,006
Site activities	20,382	103,704
Transportation	1,408	20,914
	104,709	2,337,561

Eastern Limb of the Bushveld Complex
Drilling	(26,020)	–
Engineering	12,812	29,964
Geological and consulting	493	11,485
Graphics	–	559
Property fees and assessments	–	1,542
Site activities	–	337
	(12,715)	43,887

Exploration expenses before the following	91,994	2,381,448
Stock-based compensation (note 6(c))	24,352	(6,335)
Exploration expenses incurred during the period	116,346	2,375,113
Cumulative expenditures, beginning of period	22,846,780	16,890,772
Cumulative expenditures, end of period	$22,963,126	$19,265,885

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Expressed in Canadian Dollars)

1.	Nature of operations

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

The Company's investment in the Ga-Phasha joint venture is accounted for using the equity method.

All material intercompany balances and transactions have been eliminated.

3.	Amounts receivable

	March 31	December 31
	2006	2005
Value-added taxes recoverable	$59,571	$31,987
Employee expense advances	72,139	45,196
Other receivables	4,001	142,692
Amounts receivable	$135,711	$219,875

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Expressed in Canadian Dollars)

4.	Equipment

		March 31, 2006		December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$90,520	$52,752	$37,768	$90,520	$48,462	$42,058
Vehicles	253,468	129,945	123,523	253,468	121,363	132,105
	$343,988	$182,697	$161,291	$343,988	$169,825	$174,163

5.	Mineral property interests

	Three months ended	Year ended
	March 31, 2006	December 31, 2005
Ga-Phasha Project
Balance, beginning of period	$4,302,000	$4,294,358
Acquisition costs during the period	–	–
Future income tax liability	–	–
Equity loss – exploration expenses	(9,203)	(317,709)
Net investments during the period	–	95,039
Equity gain – future income tax recovery	–	65,000
Equity gain – foreign exchange	–	165,312
Ga-Phasha Project, end of period	4,292,797	4,302,000
Platreef Properties – acquisition costs	4,200,000	4,200,000
Balance, end of period	$8,492,797	$8,502,000

6.	Share capital

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

Common shares issued and outstanding		Number of
	Price	Shares	Dollar Amount
Balance, December 31, 2004		148,020,407	$49,974,357
Share purchase options exercised	$0.79	200,000	157,500
Fair value of stock options allocated to shares issued on exercise	–	–	75,506
Balance, December 31, 2005 and March 31, 2006		148,220,407	$50,207,363

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Expressed in Canadian Dollars)

(c)	Share option plan

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2005	$1.47	4,778,200	3.61
Cancelled	1.90	(110,000)
Balance, March 31, 2006	$1.46	4,668,200	3.43

Options outstanding and exercisable at March 31, 2006 were as follows:

		Number of
		options
Expiry date	Option price	outstanding
October 26, 2006	$ 1.95	435,000
October 26, 2006	$ 2.00	35,000
October 26, 2006	$ 1.64	200,000
July 1, 2007	$ 0.95	100,000
September 28, 2007	$ 1.40	425,000
December 14, 2007	$ 1.40	408,200
December 14, 2010	$ 1.40	3,065,000
Total		4,668,200
Average option price		$ 1.46

At March 31, 2006 a total of 4,645,700 options, at an average exercise price of $1.46, were exercisable. The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted has been reflected in the consolidated statement of operations and in contributed surplus as follows:

	Three
	months
	ended	Year ended
	March 31	December 31
	2006	2005
Stock-based compensation – Exploration	$ 24,352	$ 714,243
Stock-based compensation – Office and administration	12,967	1,822,010
Credited to contributed surplus during the period	37,319	2,536,253
Share purchase options exercised, credited to share capital	–	(75,506)
Contributed surplus, beginning of the period	4,824,697	2,363,950
Contributed surplus, end of period	$ 4,862,016	$ 4,824,697

The assumptions used to estimate the fair value of options granted during the period were:

	2006	2005
Risk free interest rate	4%	3%
Expected life	4 years	4 years
Volatility	80%	82%
Expected dividends	nil	nil

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three months ended March 31, 2006
(Expressed in Canadian Dollars)

7.	Related party transactions and balances

	Three months
	ended	Year ended
	March 31	December 31
Services rendered by	2006	2005
Hunter Dickinson Inc.	$322,047	$1,297,159
Hunter Dickinson Group Inc.	–	9,600
Pelawan Investments (Proprietary) Limited	–	658,035
CEC Engineering Ltd.	27,101	166,662

	As at	As at
	March 31	December 31
Related party balances receivable (payable)	2006	2005
Hunter Dickinson Inc.	$124,182	$233,205
CEC Engineering Ltd.	(12,654)	(48,506)
Southgold Exploration (Proprietary) Limited (a)	82,921	–
	$194,449	$184,699

(a)

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.